Index to Exhibits

Exhibit No.	Exhibit

99.1	Consent of KPMG Somekh Chaikin
99.2	Consent of Dipl.-Kfm Johannes Wedding
99.3	Consent of Mazars Paardekooper Hoffman
99.4	Consent of Blick Rothenberg

Exhibit 99.1

Independent Auditors' Consent

We hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated January 21, 2003 with respect to the consolidated financial statements of ECtel Ltd. as of December 31, 2002 and 2001 and each of the years in the three year period ended December 31, 2002, included in this report on Form 6-K and to the reference to our firm under the heading "Experts" in the registration statements on Form F-3.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)

A member of KPMG International

Tel Aviv, March 25, 2003

Exhibit 99.2

25.03.2003

Form of accountants consent

ECtel GmbH

To whom it may concern,

I hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-83736) and S-8 (No. 333012252) of ECtel Ltd. of our report dated January 10, 2003 (sent via e-mail January 7th, 2003) with respect to ECtel GmbH included in this periodic report on Form 6-K and to the reference to our firm under the heading “experts” in the registration statements.

Yours sincerely,

/s/ Johannes Wedding

Dipl.-Kfm. Johannes Wedding
(Certified Public Accountant/Tax Consultant)

Exhibit 99.3

Amsterdam, 25 March 2003

Re:  consent of independent auditors regarding ECtel B.V.

Ladies and Gentlemen,

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated 10 January 2003 with respect to the financial statements of ECtel B.V. included in this periodic report on Form 6-K and to the reference to our firm under the heading “Experts” in the Registration Statements.

Yours faithfully,

MAZARS PAARDEKOOPER HOFFMAN

/s/ Drs. J.D.G. Noach RA

Drs. J.D.G. Noach RA

Exhibit 99.4

25 March 2003

Dear Sirs

ECTEL (2000) UK LIMITED
CONSENT LETTER

We hereby consent to the incorporation by reference in the registration statements on Forms F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Limited of our report dated 15 January 2003 with respect to the financial statements of ECtel (2000) UK Limited included in this periodic report on Form 6-K and to the reference to our firm under the heading ‘Experts’ in the registration statement.

Yours faithfully,

/s/ Blick Rothenberg